Exhibit 99.1

ADHOC ANNOUNCEMENT

Mynaric resolves on capital increase from authorized capital with the new shares being subscribed by L3Harris

Gilching, Germany, 5 July 2022 – The management board of Mynaric AG (the “Company”) today resolved, with the approval of the supervisory board, to increase the Company’s share capital from EUR 5,242,948.00 to EUR 5,652,242.00 by issuing 409,294 new ordinary bearer shares by partially utilizing the Authorized Capital 2021/I and with the exclusion of the shareholders’ subscription rights. The new shares issued in the capital increase, which correspond to approximately 7.2% of the Company’s share capital, were fully subscribed by L3Harris. The placement price for the new shares is EUR 27.3675 per ordinary share. The net proceeds from the capital increase will be used to strengthen the equity base and to support further growth of Mynaric AG.

Under the framework of the investment, L3Harris will be granted certain collaboration privileges such as access to select test capabilities of Mynaric including the Company’s already established link testbeds on the ground and upcoming laser communication assets to be deployed by Mynaric on the International Space Station (ISS). Both parties intend to intensify the collaboration subject to additional investments by L3Harris.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0Y) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.

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